

July 8, 2013

<u>Via E-mail</u>
Vernon G. Baker, II
Senior Vice President and General Counsel
Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084-7186

   Re: **Meritor, Inc.**
       Form 10-K for Fiscal Year Ended September 30, 2012
       Filed November 21, 2012
       Amendment No. 1 to Form 10-K for Fiscal Year Ended September 30, 2012
       Filed May 3, 2013
       File No. 1-1 5983

Dear Mr. Baker:

   We refer you to our comment letter dated June 14, 2013, regarding business contacts with Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Cecilia Blye

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: Max Webb
   Assistant Director
   Division of Corporation Finance

   Barbara Novak
   Vice President and Corporate Secretary
   Meritor, Inc.